NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION [redacted]

09035374

Received SEC

MAR 05 2009

Washington, DC 2054

March 5, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Re: Safeway Inc.
Incoming letter dated January 6, 2009

Dear Ms. Wilkinson:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Safeway by Nick Rossi. We also have received a letter on the proponent's behalf dated February 17, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 6, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Safeway Inc. (SWY)
Rule 14a-8 Proposal by Nick Rossi
Special Shareholder Meetings

Ladies and Gentlemen:

This is in response to the January 6, 2009 no action request.

The following precedents were in regard to rule 14a-8 proposals with the same key resolved text as this proposal:

Burlington Northern Santa Fe Corporation (January 12, 2009)
Allegheny Energy, Inc. (January 15, 2009)
Honeywell International Inc. (January 15, 2009)
Baker Hughes Inc. (January 16, 2009)
Home Depot (January 21, 2009)
Wyeth (January 28, 2009)
AT&T (January 28, 2009)
Verizon Communications Inc. (February 2, 2009)
Bank of America Corporation (February 3, 2009)
Morgan Stanley (February 4, 2009)
CVS Caremark Corporation (February 6, 2009)

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy.

Sincerely,

John Chevedden

cc:
Laura Donald <Laura.Donald@safeway.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

January 6, 2009

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2009 Annual Meeting: Omission of Shareholder Proposal by Nick Rossi Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). Mr. Nick Rossi, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the proposal and its supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j) and guidance found in Staff Legal Bulletin No. 14D, we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission") not fewer than 80 days before Safeway intends to file its definitive 2009 Proxy Materials with the Commission. A copy of this letter, together with enclosures, is being emailed and mailed to the Proponent to notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2009 Proxy Materials. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Safeway pursuant to Rule 14a-8(k).

I. THE PROPOSAL

On November 5, 2008, Safeway received a letter from the Proponent that contains the following proposal:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.[1]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2009 Proxy Materials.

II. BASES FOR EXCLUSION

Safeway believes that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause Safeway to violate state law;
- Rule 14a-8(i)(6) because Safeway lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

III. ANALYSIS

A. Implementation of the Proposal would cause Safeway to violate state law (Rule 14a-8(i)(2)).

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Safeway is organized under the laws of the state of Delaware and as such is subject to the Delaware General Corporation Law (the "<u>DGCL</u>"). The Proposal, if implemented, would cause Safeway to violate the DGCL. We have attached as <u>Exhibit B</u> hereto the opinion (the "<u>Delaware Opinion</u>") of the law firm of Richards, Layton & Finger, P.A., Safeway's counsel licensed to practice in Delaware, in which it concluded that implementation of the Proposal by Safeway would violate Delaware law.

---

[1] We have attempted to reproduce the proposal as it appears in the original. Please see <u>Exhibit A</u> for an exact copy.

Specifically, the Proposal would cause Safeway to violate Delaware law by impermissibly restricting the power of the board of directors to call a special meeting. The first sentence of the Proposal requests that the board of directors of Safeway "take the steps necessary" to amend Safeway's bylaws and each appropriate governing document to provide the holders of 10% of Safeway's outstanding common stock with the power to call special meetings of shareholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the shareholders' power to call a special meeting must also be applied to Safeway's "management" or board of directors. The Proposal requires as an exclusion condition that a shareholder hold 10% or more of Safeway's outstanding common stock. By its terms, the Proposal would apply that same exclusion condition to the board of directors and would have the effect of prohibiting directors from calling special meetings of shareholders unless the directors held at least 10% of Safeway's outstanding common stock. This provision, if implemented, restricts the board's power to call special meetings in a manner that, as discussed more fully in the Delaware Opinion and as summarized below, would violate the DGCL.[2]

The Proposal may not be validly implemented through Safeway's certificate of incorporation because the Proposal seeks to modify or eliminate a "core" power of the board of directors. As further discussed in the Delaware Opinion, the board's statutory power to call special meetings under Section 211(d) of the DGCL is a "core" power reserved to the board. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions regarding the management of a corporation's business, the conduct of its affairs or the powers of the corporation, the directors or the shareholders that are contrary to the laws of the State of Delaware. Therefore, Safeway's certificate of incorporation and/or bylaws may not limit the power of the board of directors to call special meetings in the manner set forth in the Proposal.

Safeway's bylaws may not be amended as contemplated by the Proposal without causing Safeway to be in violation of Delaware law. Section 211(d) of the DGCL provides that "special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Restrictions on the board's power to call special meetings (other than through an ordinary process-oriented bylaw, as described in the Delaware Opinion) cannot be implemented through Safeway's bylaws. Section 141(a) of the DGCL provides that any deviation from the general mandate that the board of directors manage the business and affairs of the corporation must be provided in the DGCL or a company's certificate of incorporation. In this case, neither Safeway's certificate of incorporation nor Section 211(d) of the DGCL provides for any limitations on the board's power

---

[2] We note that Safeway's certificate of incorporation currently allows shareholders owning a majority of the outstanding capital stock to call special meetings. Specifically, Article VIII of Safeway's Restated Certificate of Incorporation, as amended, provides: "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote."

to call special meetings. The Delaware Opinion also discusses the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the DGCL between the role of shareholders and the role of the board of directors. Because the bylaw contemplated by the Proposal would have the effect of disabling the board of directors from exercising its statutorily-granted power to call special meetings, such bylaw would be invalid under the DGCL. Section 109(b) of the DGCL provides that a corporation's bylaws may not conflict with a provision in the corporation's certificate of incorporation. As further discussed in the Delaware Opinion, implementation of the Proposal in Safeway's bylaws would violate Section 109(b) of the DGCL because the proposed bylaw would condition the board of directors' power to call a special meeting on the directors' ownership of 10% of Safeway's outstanding common stock, which would directly conflict with Article VIII of Safeway's certificate of incorporation which allows for no restrictions or limitations on the board of directors' power to call special meetings.

Because the Proposal cannot be implemented in Safeway's certificate of incorporation or bylaws without violating the DGCL, there is no means to implement it and the inclusion of a "savings clause" by the Proponent is ineffective. The reference in the Proposal to "the fullest extent permitted by state law" does not provide any means to avoid the conclusion that implementation of the Proposal would cause Safeway to violate state law. As the Delaware Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

The Staff has previously permitted exclusion of shareholder proposals under Rule 14a-8(i)(2) requesting the adoption of a bylaw or charter provision that, if implemented, would violate state law. *See, e.g., Monsanto Company* (November 7, 2008) (stockholder-proposed bylaw amendment establishing oath of allegiance to United States Constitution would be an "unreasonable" constraint on the director selection process and would thus violate Delaware law); *Raytheon Company* (March 28, 2008) (a company's adoption of cumulative voting must be included in its charter and approved by stockholders, and a proposal that the board unilaterally adopt cumulative voting without stockholder vote thus would violate Delaware law); *Boeing Co.* (February 19, 2008) (proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law); and *General Motors Corporation* (April 19, 2007) (proposed bylaw amendment requiring each company director to oversee, evaluate and advise certain functional company groups violates Section 141(a) of the DGCL, which provides that all directors have the same oversight duties unless otherwise provided in the company's certificate of incorporation).

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(2) because implementation of the Proposal would violate the DGCL.

B. Safeway lacks the power or authority to implement the Proposal (Rule 14a-8(i)(6)).

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal if the company would lack the power or authority to implement the proposal. Safeway lacks the power and authority to implement the Proposal because, as discussed in Section A above, the Proposal asks Safeway to take actions that would violate Delaware law. Neither the bylaws nor the certificate of incorporation of Safeway may permissibly be amended to restrict the power of the board of directors to call a special meeting of shareholders. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2), Safeway lacks the power and authority to implement the Proposal.

The Staff has, on several occasions, granted relief under Rule 14a-8(i)(6) where the company lacks the power to implement a proposal because the proposal seeks action contrary to state law. *See, e.g., Raytheon Company* (March 28, 2008) (proposal regarding stockholder action by written consent violates state law and the company thus lacks the power to implement); *Northrop Grumman Corporation* (March 10, 2008) (amendment of company's governing documents to eliminate restrictions on stockholders' right to call a special meeting violates state law and the company thus lacks the power to implement); and *Boeing Co.* (February 19, 2008) (proposal seeking unilateral board action eliminating restrictions on stockholder actions by written consent violates Delaware law and the company thus lacks the power to implement).

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(6) because Safeway lacks the power and/or authority to implement the Proposal.

C. The Proposal is impermissibly vague and indefinite so as to be inherently misleading (Rule 14a-8(i)(3)).

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits the making of false or misleading statements in proxy materials. The Staff has noted that a proposal may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *see also*

Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

It is not clear what actions or measures the Proposal requires because of the conflicting nature of the two sentences of the Proposal. The bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal and, accordingly, neither Safeway nor its shareholders may determine with reasonable certainty what is required. The first sentence of the Proposal on its face includes an "exclusion condition"—excluding holders of less than 10% of Safeway's outstanding common stock from having the ability to call a special meeting of shareholders. The second sentence of the Proposal requires that there not be any "exception or exclusion conditions" applying only to shareholders and not also to Safeway's management and/or board of directors. However, as discussed above, the "exclusion condition" cannot be permissibly applied to the board's power to call a special meeting under the DGCL. The parenthetical in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which Safeway is subject does not remedy the conflict between the two sentences because the 10% stock ownership condition called for in the first sentence is not required by Delaware state law. The supporting statement is also unhelpful in resolving this issue. Indeed, as an indication of the confusing nature of the Proposal, companies that have received the Proposal this proxy season have expressed a wide range of conflicting interpretations of what the Proposal would require. *See, e.g., Burlington Northern Santa Fe Corp.* (filed Dec. 5, 2008; *Home Depot, Inc.* (filed Dec. 12, 2008); *Verizon Communications Inc.* (filed Dec. 15, 2008); *Halliburton Co.* (filed Dec. 22, 2008); and *Raytheon Co.* (filed Dec. 23, 2008).

When such an internal inconsistency exists within a proposal, the Staff has concurred that the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). In *Verizon Communications Inc.* (Feb. 21, 2008), the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. The two requirements were inconsistent with each other and the Staff permitted the exclusion of the proposal as vague and indefinite. Similarly, in *Boeing Co.* (Feb. 18, 1998), the Staff permitted the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process provided for shareholders to elect directors to multiple-year terms. In the instant case, there is confusion inherent in the conflict caused by the Proposal's specific requirement that only shareholders holding 10% or more of Safeway's stock have the ability to call a special meeting and the general requirement that there be no "exception or exclusion conditions" applying only to shareholders and not also to Safeway's management and/or board of directors.

LATHAM&WATKINS LLP

The Proponent, quite possibly in an attempt to draft a proposal that could be submitted to multiple companies without being tailored to the specific circumstances of each specific company, included vague language that is confusing, can be interpreted in several different ways and leaves unclear what the Proposal requires. Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by shareholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g., Safeway Inc.* (February 14, 2007) (allowing exclusion of proposal seeking a stockholder advisory vote on executive compensation as described in the board's compensation committee report, where vote would not have the desired effect of influencing pay practices); *Sara Lee Corp.* (September 11, 2006) (same). Because the Proposal is vague and indefinite, any action taken by Safeway upon implementation could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Safeway believes that the Proposal is, thus, impermissibly misleading and may be excluded under Rule 14a-8(i)(3).

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2009 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,

Kimberly Wilkinson /MF

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Nick Rossi
Mr. John Chevedden
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

EXHIBIT A

----- Original Message -----
From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
To: Bob Gordon (PLE Legal)
Cc: Willie Bogan <willie.bogan@safeway.com>
Sent: Wed Nov 05 00:27:30 2008
Subject: Rule 14a-8 Proposal (SWY)   SPM

Please see the attachment.
Sincerely,
John Chevedden

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Steven A. Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Rd
Pleasanton CA 94588

Rule 14a-8 Proposal

Dear Mr. Burd,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Robert Gordon <Robert.Gordon@safeway.com>
Corporate Secretary
PH: 925 467-3000
FX: 925 467-3321
FX: 925-467-3323
Willie C. Bogan <willie.bogan@safeway.com>
Senior Corporate Counsel
(925) 467-3912 Direct Dial
(925) 467-3214 Fax

[SWY: Rule 14a-8 Proposal, November 4, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "D" in Corporate Governance.
  "High Governance Risk Assessment."
  "Very High Concern" in executive pay.
- Steven Burd was awarded 1M options in 2007. The large size of these options raised concerns over the link between executive pay and company performance given that small increases in our stock price (which can be completely unrelated to management performance) can result in large financial gains for Mr. Burd.
- Our 2008 annual meeting was arguably held in Hawaii at 8:00 a.m. to avoid shareholders.
- Three directors had 15 to 22 years director tenure (independence concern) and also held 4 seats on our key board committees:
  Steven Burd
  Paul Hazen – our Lead Director
  Robert MacDonnell
- We had no shareholder right to:
  Cumulative voting.
  Call a special meeting.
  An independent Board Chairman.
- Our directors also served on 5 boards rated "D" by the Corporate Library:
  Steven Burd Kohl's (KSS)

Paul Hazen	KKR Financial Holdings (KFN)
Mohan Gyani	Keynote Systems (KEYN) – also owns zero Safeway stock.
Frank Herringer	Charles Schwab (SCHW)
Raymond Viault	VF Corp. (VFC)

- Yet five of our directors served on no other significant corporate boards – Experience concern.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –
Yes on 3**

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: Marcy Schmidt
Sent: Monday, November 10, 2008 11:31 AM
To: olmsted
Cc: Kimberly L. Wilkinson (kim.wilkinson@lw.com); Laura Donald
Subject: Stockholder Proposal

Hello Mr. Chevedden,

Per Laura Donald's request I am sending you the following attachment, "Stockholder Proposal." If you have any further questions, please contact Laura Donald at (925) 469-7586.

Thank you!

Marcy Schmidt
Administrative Assistant
Safeway Inc.-Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

SAFEWAY

November 10, 2008

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

BY EMAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2009 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from either of you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,

Laura A. Donald

Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 10, 2008 12:54 PM
To: Laura Donald
Cc: Marcy Schmidt
Subject: Rule 14a-8 Broker Letter (SWY) SPM

Dear Ms. Donald,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

5558 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 5, 2008

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 11-10-08	# of pages ▶
To Laura Donald	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 925-467-3214	Fax #	

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account *** FISMA & OMB Memorandum M-07-16 *** on the respective dates:

November 3, 2008
16.00 1 oz coins Platinum American Eagle

April 2, 2008
1000 shares HSBC HOLDINGS PLC SPON ADR NEW 8.125%

May 16, 2002
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 5-16-2005
1,682 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,663 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
800 shares 3M Company (split 9-29-2003)
500 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split

-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR
600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004. 1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
Reinvested Dividends 5-23-2008: 48 shares
-Now owns 1,656 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S Christensen
Financial Advisor

EXHIBIT B

RICHARDS LAYTON & FINGER

January 6, 2009

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Safeway Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on February 23, 1990, as amended by the Certificate of Amendment as filed with the Secretary of State on May 14, 1996, the Certificate of Ownership and Merger as filed with the Secretary of State on November 1, 1996, the Certificate of Amendment as filed with the Secretary of State on May 12, 1998, the Certificate of Ownership and Merger as filed with the Secretary of State on July 1, 1998, the Certificate of Amendment as filed with the Secretary of State on June 17, 2004, the Certificate of Merger as filed with the Secretary of State on March 18, 2008 and the Certificate of Ownership and Merger as filed with the Secretary of State on March 18, 2008 (collectively, the "Certificate of Incorporation");

(ii) the Amended and Restated By-laws of the Company (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" and/or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the

Proposal is their holding 10% or more of the Company's outstanding common stock. As applied to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, their ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate Delaware law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted

pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote" after the corporation had received payment for its stock "contravenes Delaware law [i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without substantive limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[1] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[2] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and

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[1] For a discussion of process-oriented limitations, see infra, n. 5 and surrounding text.

[2] See infra, n. 5 and surrounding text.

affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The provision contemplated by the Proposal, if included in the Certificate of Incorporation, would impermissibly infringe upon the Board's fiduciary duty to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

As with the charter provision contemplated by the Proposal, the bylaw provision contemplated thereby would impermissibly infringe upon the Board's power under Section 211(d) of the General Corporation Law to call special meetings. In that respect, such provision would violate the General Corporation Law and could not be validly implemented through the Bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

Moreover, the Proposal could not be implemented through the Bylaws since it would restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[3] as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not (and, as explained above, could not) provide for any substantive limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be

[3] See infra, n. 5 and surrounding text.

modified through the bylaws,[4] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not.[5]

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the

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[4] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

[5] The Court stated: "It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting." CA, 953 A.2d at 234-35 (footnotes omitted).

> corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[6] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings -- in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings -- such bylaw would be invalid under the General Corporation Law.

In addition, the Proposal could not be implemented through the Bylaws, since the provision contemplated thereby would be inconsistent with the Certificate of Incorporation. Consistent with Section 211(d) of the General Corporation Law, Article VIII of the Certificate of Incorporation expressly provides the Board with the unfettered power to call special meetings of stockholders.[7] If the bylaw contemplated by the Proposal were adopted, it would condition the Board's power to call special meetings on the directors' ownership of 10% of the Company's outstanding common stock. In that respect, such bylaw would conflict with Article VIII of the Certificate of Incorporation, which allows for no such restrictions or limitations on the Board's power to call special meetings. As a result, such bylaw would be invalid under the General Corporation Law.

---

[6] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[7] Article VIII of the Certificate of Incorporation provides: "Special meetings of the stockholders of the [Company] for any purpose or purposes may be called at any time by the Board of Directors. . . ."

Under Delaware law, a bylaw may not conflict with a provision of the certificate of incorporation. 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation. . . .") (emphasis added). Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). In Centaur Partners, the Delaware Supreme Court held that a proposal for a bylaw to be adopted by stockholders that provided that it "is not subject to amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority as provided for in the certificate of incorporation to amend the bylaws and hence would be invalid even if adopted by the stockholders. Centaur Partners, 582 A.2d at 929. Because the bylaw contemplated by the Proposal would condition the Board's power to call a special meeting on the directors' ownership of 10% of the Company's outstanding common stock, it would conflict with Article VIII of the Certificate of Incorporation and would therefore be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., there will be no exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board," and were it to do so the entire second sentence of the Proposal would be a nullity. The "savings clause" would not resolve the conflict between the provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations);[8] thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

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[8] See supra, n. 5 and surrounding text.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton + Finger, P.A.

SMR/JMZ